EXHIBIT 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2021 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 4, 2021. This discussion covers the three and six months ended June 30, 2021 (“Q2 2021” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as the risks and uncertainties discussed in the Company’s 2020 Annual Information Form dated March 24, 2021 for the year ended December 31, 2020 and its Management Information Circular dated March 19, 2021 for the year ended December 31, 2020, both of which are filed on SEDAR and EDGAR.

Throughout this MD&A, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 33 of this MD&A.

CONTENTS
Business Overview	3
Highlights for the Three Months Ended June 30, 2021	3
Recent 2021 Highlights	4
Consolidated Operational and Financial Highlights	5
2021 Guidance	7
Operations	8
Development Projects	22
Health, Safety & Environment	24
Community Development & ESG Reporting	25
Corporate	26
Financial Results	28
Liquidity and Capital Resources	31
Outstanding Share Data	32
Commitments and Contingencies	32
Related Party Transactions	33
Non-IFRS Measures	33
Accounting Matters	39
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	41
Cautionary Notes and Forward-looking Statements	42
Technical Information	43

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with a construction-ready project and a number of exploration-stage assets in Canada, two operating mines in the United States, two operating mines in Mexico and three operating mines and a project under construction in Brazil.

Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT” that expire on October 6, 2021.

Highlights for the Three Months Ended June 30, 2021
Operational

• Lost-time injury (“LTI”) frequency rate of 0.76 per million hours worked

• Produced 122,656 ounces (“oz”) of gold

• Sold 124,712 oz of gold at an average realized gold price of $1,806 per oz

• Total cash costs of $1,089 per oz and mine AISC of $1,382 per oz([1])

• Temporary suspension of mining and development activities at Los Filos in June due to illegal blockades, which were resolved in July

Earnings

• Earnings from mine operations of $45.6 million

• Net income of $325.7 million or $1.10 per share

• Adjusted net income of $3.1 million or $0.01 per share, after adjusting for non-cash expenses(1)([2])

Financial

• Cash flow from operations before changes in non-cash working capital of $31.6 million ($20.2 million after changes in non-cash working capital)

• Adjusted EBITDA of $52.4 million(1)(2)

• Expenditures of $34.1 million in sustaining capital and $53.1 million in non-sustaining capital(1)

• Cash and cash equivalents (unrestricted) of $333.9 million at June 30, 2021

• Net debt of $215.6 million at June 30, 2021 (including $139.6 million of in-the-money convertible notes)(1)

1 Cash costs per oz sold, mine AISC per oz sold, adjusted net loss, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments were $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, $45.4 million gain on sale of Pilar mine, $24.0 million unrealized gain on change in fair value of warrants and $19.0 million unrealized gain on change in fair value of foreign exchange contracts.

3

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Corporate

•     Completed the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Transaction”) on April 7, 2021

-     Acquired 100% interest in the producing Mercedes Mine in Mexico and 50% interest in the construction-ready Greenstone Project (“Greenstone”) in Ontario, Canada

-    Received spin-out shares and invested C$24.1 million to hold approximately 30% on a basic basis in i-80 Gold, a company that holds the Nevada assets previously owned by Premier

•    Completed non-brokered private placement for C$75.0 million ($59.6 million) of 7.5 million common shares at a price of C$10.00 per share in conjunction with closing of the Premier Transaction

•    Acquired additional 10% interest in Greenstone on April 16, 2021 from Orion Mine Finance Group (“Orion”) for $51.0 million in cash plus other contingent consideration, bringing the Company’s total interest in Greenstone to 60%

•    Sold the Pilar mine in Brazil for $38.0 million plus a 1% net smelter returns (“NSR”) royalty on the mine and a 9.9% equity interest in the buyer, Pilar Gold Inc. (“Pilar Gold”).

•    Completed the sale of ten million shares in Solaris Resources Inc. (“Solaris”) and warrants for the buyers to acquire up to five million additional shares of Solaris (the “Solaris Units”) for a period of 12 months with a C$10.00 strike price, for total cash proceeds of C$82.5 million received on April 28, 2021; in the event all warrants are exercised, the Company would receive an additional C$50.0 million for total proceeds of up to C$132.5 million

•    Published the Company’s first ESG (environmental, social and governance) report

-     Quarterly ESG data published in the Responsible Mining section of the Company’s website

•    Continued to implement COVID-19 health, safety and testing protocols at all mine sites to limit COVID-19 exposure and transmission; no significant COVID-19 operational disruptions during the Quarter

Construction, development and exploration

•     Commenced mining at Santa Luz in Brazil; project construction on budget, approximately 50% complete and on schedule to pour gold in Q1 2022

•     Completed more than 51,000 metres of drilling across the Company’s portfolio of assets

Recent 2021 Highlights

•     Updated production and cost guidance to reflect strong performance at Brazil sites and disruption to mining and development activities at Los Filos

-   Production estimated at 560,000 to 625,000 oz of gold with cash costs of $1,025 to $1,075 per oz and AISC of $1,300 to $1,375 per oz

-   AISC includes $186 million of sustaining capital across the sites with non-sustaining capital of $251 million

•     Los Filos resumed operations in late July following the removal of both blockades

4

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Consolidated Operational and Financial Highlights
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021(1)	March 31, 2021	June 30, 2020	June 30, 2021(1)	June 30, 2020(2)
Gold produced	oz	122,656	129,233	127,016	251,919	215,967
Gold sold	oz	124,712	128,555	125,824	253,268	208,453
Average realized gold price	$/oz	1,806	1,786	1,708	1,799	1,654
Total cash cost per oz sold(4)	$/oz	1,089	1,141	825	1,115	832
Mine AISC per oz sold(3)(4)	$/oz	1,382	1,482	947	1,433	954
Financial data
Revenue	M$	226.2	229.7	215.3	455.9	345.4
Earnings from mine operations	M$	45.6	44.2	67.2	89.8	103.8
Net income (loss)	M$	325.7	50.3	(77.8)	376.1	(72.2)
Earnings (loss) per share	$/share	1.10	0.21	(0.34)	1.40	(0.39)
Adjusted EBITDA(4)	M$	52.4	60.5	63.4	112.9	105.3
Adjusted net income (loss) (4)	M$	3.1	(3.6)	8.3	(0.5)	16.2
Adjusted EPS(4)	$/share	0.01	(0.02)	0.04	(0.00)	0.09
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	333.9	317.5	494.1	333.9	494.1
Net debt(4)	M$	215.6	229.8	244.3	215.6	244.3
Operating cash flow before changes in non-cash working capital	M$	31.6	62.0	59.6	93.6	90.9

(1)       Operational and financial results of the assets acquired from Premier are included from April 7, 2021, onward.

(2)       Operational and financial results of the assets acquired in the Leagold Merger are included from March 10, 2020, onward.

(3)       Consolidated mine AISC per oz sold excludes corporate general and administration expenses.

(4)       Cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $226.2 million on sales of 124,712 oz of gold during the Quarter, compared to revenue for the three months ended March 31, 2021 (“Q1 2021”) of $229.7 million on sales of 128,555 oz of gold. The decrease in oz sold from Q1 2021 to Q2 2021 is mainly due to lower production at Aurizona as peak rainy season resulted in more ore being drawn from lower-grade stockpiles instead of run-of-mine ore, lower production at Fazenda as the result of lower grades mined and processed, and the suspension of mining activities at Los Filos due to two illegal blockades. When comparing Q2 2021 to Q1 2021, the addition of production and gold sold during the Quarter from the Mercedes mine, which was acquired on April 7, 2021 from Premier, was offset by the sale on April 16, 2021 of the Pilar mine, which had contributed to oz of gold produced and sold during Q1 2021.

Earnings from mine operations in Q2 2021 of $45.6 million increased slightly from $44.2 million in Q1 2021, and net income in Q2 2021 of $325.7 million increased from $50.3 million in Q1 2021. The increase in earnings from mine operations was due to higher realized gold prices and improved cash costs per oz gold sold compared to Q1 2021. The increase in net income was largely driven by a $50.3 million gain on sale of Solaris shares, a $186.1 million gain on reclassification of the Company’s Solaris investment from cost to fair value accounting, and a $45.4 million gain on the sale of the Pilar mine.

Adjusted EBITDA for Q2 2021 of $52.4 million decreased from $60.5 million in Q1 2021, largely due to increased care and maintenance costs, which are expensed directly, incurred at Los Filos due to the illegal blockades. Adjusted net income of $3.1 million for Q2 2021 compared to an adjusted net loss of $3.6 million in Q1 2021 was due largely to lower tax expense during the Quarter.

5

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Capital expenditures
	Three months ended June 30, 2021		Six months ended June 30, 2021
$ amounts in millions	Sustaining(1)	Non-sustaining(1)	Sustaining(1)	Non-sustaining(1)
Los Filos	$7.0	$14.4	$13.1	$30.5
Mesquite(3)	12.6	0.6	34.4	3.2
Aurizona(2)	4.4	-	9.7	-
Fazenda(2)	3.7	-	6.7	0.5
RDM	1.6	7.2	3.2	13.4
Mercedes	3.6	0.2	3.6	0.2
Castle Mountain(2)	1.2	2.5	3.5	4.3
Pilar	-	0.3	1.0	0.4
Santa Luz	-	15.6	-	23.9
Greenstone	-	12.3	-	12.3
Total	$34.1	$53.1	$75.4	$88.7

(1)   Sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)   For the three months ended June 30, 2021, non-sustaining capital for Aurizona, Fazenda and Castle Mountain excludes $0.7 million, $1.7 million and $0.2 million, respectively, of exploration costs expensed. For the six months ended June 30, 2021, non-sustaining capital for Aurizona, Fazenda and Castle Mountain excludes $1.0 million, $2.9 million and $0.7 million, respectively, of exploration costs expensed.

(3)   Non-sustaining capital for Mesquite for the three and six months ended June 30, 2021 excludes $3.7 million and $4.9 million, respectively, for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for RDM excludes $1.3 million in lease payments incurred for non-sustaining capitalized stripping for the three and six months ended June 30, 2021.

6

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

2021 Guidance
The Company has updated its 2021 production and cost guidance to reflect solid performance at the Brazil sites and the disruption to mining and development activities at Los Filos.
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)(2)	Sustaining Capital (M$)(1)	Non-sustaining Capital (M$)(1)
Mexico
Los Filos	120,000 - 140,000	$1,590 - 1,660	$1,790 - 1,850	$35	$83
Mercedes(3)	30,000 - 35,000	750 - 800	1,150 - 1,200	17	2
USA
Mesquite	130,000 - 140,000	975 - 1,025	1,375 - 1,425	49	9
Castle Mountain	20,000 - 30,000	800 - 850	1,590 - 1,640	18	10
Brazil
Aurizona	130,000 - 140,000	750 - 800	1,025 - 1,075	37	4
Fazenda	60,000 - 65,000	850 - 900	1,100 - 1,150	16	3
RDM	60,000 - 65,000	1,000 - 1,050	1,175 - 1,225	13	25
Pilar(4)	9,334	1,120	1,294	1	-
Santa Luz	-	-	-	-	75
Canada
Greenstone(3)	-	-	-	-	40
Total	560,000 - 625,000	$1,025 - 1,075	$1,300 - 1,375	$186	$251

(1)   Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)   Consolidated mine AISC per oz sold excludes corporate general and administration expenses.

(3)   Production and capital attributable to Equinox Gold from April 7, 2021, the date of acquisition.

(4)   Actuals attributable to Equinox Gold prior to the sale of the Pilar mine, as announced on April 19, 2021.

Production guidance has been increased by 10,000 oz at Aurizona due to higher expected ore grade in the second half of 2021 (“H2 2021”) and by 5,000 oz at RDM after strong performance in the first half of the year (“H1 2021”), with no change to Fazenda, Mesquite or Mercedes guidance. Castle Mountain guidance has been reduced by 10,000 oz to reflect a weaker start to the year, although optimization activities related to solution flow on the leach pad have already resulted in double the ounce production in Q2 2021 with continuing improvements expected in H2 2021.

The primary change to gold production guidance is from Los Filos, where illegal blockades during the Quarter disrupted mining activities and delayed access to higher-grade ore. While both blockades were resolved in July and the mine is back in operation, production guidance has been reduced by 50,000 oz. Mining activities restarted in the Bermejal and Guadalupe open pits at the end of July and AISC is expected to be significantly lower in the second half of the year, with all ore sources now available.

Cost escalation for certain consumables during 2021, including diesel, cyanide and other reagents has resulted in increased cash cost per oz guidance at several of the Company’s mines. Overall, however, costs per oz are expected to decrease from H1 2021 as production increases at almost all mines and higher-grade ore is placed on the leach pads at both Los Filos and Mesquite. While sustaining capital guidance has decreased slightly, the increase in cash costs per oz due to cost escalation and the overall weaker and disrupted performance at Los Filos for the year is reflected in an 8% increase to the AISC per oz guidance range. Non-sustaining capital guidance is generally consistent with previous guidance with the exception of Los Filos, which has been reduced to reflect the delay to development activities at the Bermejal underground deposit. Planned sustaining and non-sustaining expenditures are described in more detail in Operations.

7

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Operations

Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in October 2018.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Ore mined and stacked on leach pad	kt	2,385	345	4,042	2,730	9,503
Waste mined	kt	12,627	14,749	8,259	27,376	14,132
Open pit strip ratio	w:o	5.29	42.78	2.04	10.03	1.49
Average gold grade stacked to leach pad	g/t	0.38	0.25	0.42	0.37	0.34
Gold produced	oz	24,185	23,147	39,687	47,332	76,529
Gold sold	oz	24,509	23,069	39,045	47,579	75,421
Financial data
Revenue	M$	44.8	41.4	67.3	86.2	124.8
Cash costs(1)	M$	24.3	22.7	35.4	46.9	67.4
Sustaining capital(1)	M$	12.6	21.9	2.8	34.4	6.1
Reclamation expenses	M$	0.4	0.4	0.9	0.9	1.7
Total AISC(1)	M$	37.3	45.0	39.1	82.3	75.3
AISC contribution margin(1)	M$	7.5	(3.6)	28.2	3.9	49.5
Non-sustaining expenditures(1)	M$	(4.3)	(3.8)	(3.1)	(8.1)	(6.8)
Mine free cash flow(1)	M$	3.2	(7.4)	25.2	(4.2)	42.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,826	1,796	1,724	1,812	1,655
Cash cost per ounce sold(1)	$/oz	990	983	907	987	894
AISC per ounce sold(1)	$/oz	1,520	1,952	1,000	1,729	998
Mining cost per tonne mined	$/t	1.37	1.45	1.23	1.41	1.37
Processing cost per tonne processed	$/t	3.99	28.08	3.07	7.03	2.62
G&A cost per tonne processed	$/t	1.53	11.09	0.95	2.74	0.70
(1) Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

8

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, Mesquite produced 24,185 oz of gold (Q1 2021 - 23,147 oz). The Company sold 24,509 oz (Q1 2021 - 23,069 oz) at an average realized gold price of $1,826 per oz (Q1 2021 - $1,796 per oz), realizing revenue of $44.8 million (Q1 2021 - $41.4 million) for the Quarter at an AISC of $1,520 per oz (Q1 2021 - $1,952 per oz).

During the Quarter, the Company continued the Phase 1 stripping campaign at the Brownie deposit, an oxide ore source, and began mining and stacking ore from Brownie later in the Quarter; consequently, production in Q2 2021 was slightly higher than in Q1 2021. Higher production decreased AISC for the Quarter. Material stacked on the leach pad increased compared to Q1 2021, resulting in a significant decrease to processing and G&A costs per tonne, which are calculated based on tonnes stacked. Mining of the Brownie ore body is expected to increase production and decrease costs for the remainder of the year and into 2022.

During Q2 2021 Mesquite had no lost-time injuries, achieving a Lost-time Injury Frequency Rate (“LTIFR”) and Total Reportable Injury Frequency Rate (“TRIFR”) per million hours worked of 0.0 and 4.50, respectively.

Exploration and development

The Company spent $0.6 million on exploration during the Quarter. Exploration at the Brownie deposit included 936 metres (“m”) of core and 4,179 m of reverse circulation (“RC”) drilling targeting the deeper extensions of the in-situ gold mineralization discovered in 2020. At the Rainbow deposit, in-fill and step-out drilling included 2,559 m of core and 6,481 m of RC drilling.

During the Quarter, the Company spent $12.6 million of sustaining capital related primarily to capitalized stripping of Brownie, water well improvements and process equipment upgrades. Non-sustaining expenditures during the Quarter were $0.6 million for exploration drilling of historical dumps and other targets, which are expected to add to future production, and $3.7 million in lease payments for the new fleet of haul trucks.

Outlook

Mesquite is on track to achieve guidance of 130,000 to 140,000 oz of gold. However, the Company experienced cost escalations for key consumables throughout the first half of 2021 at Mesquite. As a result, cash costs are expected to be $975 to $1,025 per oz with an AISC of $1,375 to $1,425 per oz. Production is weighted heavily to H2 2021, with approximately 40% of production coming in Q4 2021.

As planned for the year, ore stacking activity in H1 2021 was significantly lower than what is planned for H2 2021 due to the focus on Brownie stripping in the first half of the year, resulting in higher per ounce costs in H1 2021 compared to H2 2021. Sustaining capital of $49 million includes $27 million for the Brownie stripping program. In addition, the Company has planned $10 million for leach pad expansion and $6 million for mining and processing equipment at Mesquite in 2021, of which $3 million has been spent through June 30, 2021.

Building on the Company’s exploration success in 2020, which increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%, non-sustaining capital of $9 million is allocated entirely to exploration in 2021 with a focus on resource growth in the Brownie, Vista East and Rainbow deposits as well as reserve replacement, with a total of $5 million spent through June 30, 2021.

9

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production in Q3 2019. The Company believes the mine life can be extended from deposits discovered along strike from existing Mineral Reserves, as well as from underground Mineral Resources below the Piaba open pit. During 2020 the Company completed a preliminary economic assessment (“PEA”)(1) demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine that could operate concurrently with the existing and future open-pit mines. The Company is advancing a prefeasibility study (“PFS”) for the project with completion targeted for H2 2021.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Ore mined	kt	409	695	620	1,103	1,082
Waste mined	kt	3,166	4,473	2,332	7,638	5,107
Open pit strip ratio	w:o	7.74	6.44	3.76	6.92	4.72
Tonnes processed	kt	809	821	795	1,629	1,550
Average gold grade processed	g/t	1.13	1.32	1.19	1.22	1.32
Recovery	%	90.8	90.4	91.6	90.6	89.1
Gold produced	oz	26,830	32,290	27,460	59,120	59,551
Gold sold	oz	27,764	32,278	26,692	60,042	57,553
Financial data
Revenue	M$	49.9	58.2	45.8	108.1	94.6
Cash costs(2)	M$	25.3	22.8	21.4	48.1	46.6
Sustaining capital(2)	M$	4.5	5.2	1.6	9.7	5.1
Reclamation expenses	M$	0.2	0.4	0.6	0.6	1.2
Total AISC(2)	M$	30.1	28.4	23.6	58.4	52.9
AISC contribution margin(2)	M$	19.8	29.8	22.3	49.6	41.6
Non-sustaining expenditures(2)	M$	(0.7)	(0.3)	(1.9)	(1.0)	(2.2)
Mine free cash flow(2)	M$	19.2	29.5	20.4	48.6	39.4
Unit analysis
Realized gold price per ounce sold	$/oz	1,798	1,802	1,717	1,800	1,643
Cash cost per ounce sold(2)	$/oz	912	706	801	801	810
AISC per ounce sold(2)	$/oz	1,083	879	883	973	919
Mining cost per tonne mined	$/t	2.24	2.30	2.14	2.27	2.60
Processing cost per tonne processed	$/t	9.19	8.21	8.27	8.70	9.17
G&A cost per tonne processed	$/t	4.21	3.31	3.67	3.76	4.09

(1)   The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

(2)   Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

10

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, Aurizona produced 26,830 oz of gold (Q1 2021 - 32,290 oz). The Company sold 27,764 oz (Q1 2021 - 32,278 oz) at an average realized gold price of $1,798 per oz (Q1 2021 - $1,802 per oz), realizing revenue of $49.9 million (Q1 2021 - $58.2 million) for the Quarter at an AISC of $1,083 per oz (Q1 2021 - $879 per oz).

Production was lower and AISC was higher in the Quarter compared to Q1 2021, primarily due to continuing heavy rain through Q2 2021 that resulted in reduced access to ore benches lower in the pits, less run-of-mine ore available for mill feed and increased reliance on lower-grade stockpiles for processing. When compared to Q2 2020, however, ore and waste moved during Q2 2021 was higher by 21%, reflecting improvements to the mine’s wet weather operational capabilities.

During Q2 2021 Aurizona had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 3.27, respectively.

Exploration and development

The 2021 Aurizona and district exploration program commenced in May and is progressively ramping up now that the rainy season is over. The program is budgeted at $5.8 million and includes tests of Mineral Reserve and Mineral Resource growth of the main Piaba deposit, Mineral Resource growth of near-mine deposits such as Tatajuba and Genipapo, and drill testing of several regional targets such as Touro. Drilling during the Quarter included 2,767 m at Tatajuba and 1,204 m at Piaba, for a total exploration spend of $0.7 million at Aurizona during the Quarter.

During Q2 2021, the Company spent $4.4 million of sustaining capital related primarily to capitalized stripping, the planned tailings storage facility (“TSF”) raise and mill spare parts.

Outlook

Aurizona’s 2021 guidance was increased to 130,000 to 140,000 oz of gold, reflecting solid performance during H1 2021 and higher expected gold grades in the second half of the year. While cost escalations to key consumables during H1 2021 have resulted in an increase in cash cost guidance to $750 to $800 per oz, AISC is expected to decrease reflecting increased production, with guidance updated to $1,025 to $1,075 per oz.

AISC for 2021 includes $37 million for sustaining capital, allocated primarily to $14 million in capitalized waste stripping and $13 million for the TSF raise, of which $10 million has been spent year to date. Non-sustaining capital is unchanged at $4 million for exploration and completion of the Piaba underground PFS. The underground PFS is targeted for completion in H2 2021, as described in Development Projects.

11

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Fazenda Gold Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the acquisition of Leagold Mining Corporation (“Leagold”, and the “Leagold Merger”). Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020(1)
Ore mined - underground	kt	301	307	317	608	394
Tonnes processed	kt	331	337	333	668	415
Average gold grade processed	g/t	1.38	1.73	1.44	1.56	1.52
Recovery	%	90.6	90.8	90.3	90.7	90.6
Gold produced	oz	13,130	17,174	13,954	30,304	18,298
Gold sold	oz	13,067	17,196	14,151	30,263	17,474
Financial data
Revenue	M$	23.6	30.8	24.1	54.4	29.2
Cash costs(2)	M$	12.6	12.5	10.6	25.0	12.6
Sustaining capital(2)	M$	3.7	3.1	1.3	6.7	1.5
Reclamation expenses	M$	0.3	0.2	0.4	0.5	0.4
Total AISC(2)	M$	16.5	15.8	12.3	32.3	14.5
AISC contribution margin(2)	M$	7.1	15.0	11.8	22.1	14.7
Non-sustaining expenditures(2)	M$	(1.7)	(1.7)	(0.8)	(3.4)	(1.0)
Mine free cash flow(2)	M$	5.4	13.3	11.0	18.7	13.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,807	1,789	1,701	1,797	1,669
Cash cost per ounce sold(2)	$/oz	961	726	751	828	721
AISC per ounce sold(2)	$/oz	1,263	919	869	1,067	831
Mining cost per tonne mined	$/t	20.14	17.52	19.62	18.81	16.95
Processing cost per tonne processed	$/t	12.04	10.18	12.02	11.10	9.18
G&A cost per tonne processed	$/t	4.77	4.71	0.42	4.74	4.08

(1)   Fazenda was acquired as part of the Leagold Merger. Operating and financial results for the three months ended March 31, 2020 (“Q1 2020”) are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

12

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, Fazenda produced 13,130 oz of gold (Q1 2021 - 17,174 oz). The Company sold 13,067 oz (Q1 2021 - 17,196 oz) at an average realized price of $1,807 per oz (Q1 2021 - $1,789 per oz), realizing revenue of $23.6 million (Q1 2021 - $30.8 million) for the Quarter at an AISC of $1,263 per oz (Q1 2021 - $919 per oz). Both production and AISC were affected by lower grades mined and processed and a slower start to open-pit mining than planned.

Plant feed grades in Q2 2021 of 1.38 g/t were lower than the average feed grade of 1.73 g/t in the first quarter, as operations experienced more ore dilution. Mining unit costs in Q2 2021 were higher than Q1 2021 due to increased equipment maintenance to improve underground ore production in H2 2021. Processing unit costs were higher than Q1 2021 but in line with previous operating history.

During Q2 2021 Fazenda had one lost-time injury, achieving LTIFR and TRIFR of 1.86 and 3.71, respectively.

Exploration and development

The Company drilled a total of 23,110 m at Fazenda during Q2 2021. In the immediate mine area, underground drilling focused on Mineral Reserve replacement totalled 9,269 m, bringing the year-to-date total to 20,087 m. Regional reconnaissance drilling included 2,739 m of core and 11,102 m of RC drilling across eight large targets, for a total exploration expenditure during the Quarter of $1.7 million.

During Q2 2021, sustaining capital expenditures of $3.7 million focused primarily on capital stripping as well as a scheduled TSF raise. Non-sustaining capital of $1.7 million was for exploration.

Outlook

Fazenda is on track to achieve original production guidance of 60,000 to 65,000 oz of gold with cash costs of $850 to $900 per oz and AISC of $1,100 to $1,150 per oz. Cash costs and AISC have been increased slightly from previous guidance, reflecting cost escalation for certain consumables.

AISC for 2021 includes $16 million of sustaining capital allocated primarily to $8 million for underground development and equipment and $2 million in open-pit waste stripping, with $7 million spent year to date. Non-sustaining capital of $3 million relates entirely to exploration.

13

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

RDM Gold Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020(1)
Ore mined	kt	402	338	569	740	615
Waste mined	kt	6,886	6,040	5,345	12,926	5,961
Open pit strip ratio	w:o	17.13	17.87	9.39	17.47	9.68
Tonnes processed	kt	737	630	688	1,367	842
Average gold grade processed	g/t	0.76	0.86	1.09	0.81	1.02
Recovery	%	87.5	85.7	84.0	86.6	84.3
Gold produced	oz	14,089	15,498	19,578	29,587	23,278
Gold sold	oz	13,764	15,745	19,018	29,512	21,786
Financial data
Revenue	M$	25.0	28.1	32.5	53.0	36.8
Cash costs(2)	M$	13.0	16.1	14.1	29.1	15.9
Sustaining capital(2)	M$	1.6	1.6	3.2	3.2	3.5
Reclamation expenses	M$	0.2	0.2	0.2	0.4	0.2
Total AISC(2)	M$	14.8	17.9	17.4	32.7	19.6
AISC contribution margin(2)	M$	10.2	10.2	15.0	20.4	17.2
Care and maintenance	M$	-	-	-	-	(0.5)
Non-sustaining expenditures(2)	M$	(8.5)	(6.2)	-	(14.7)	(0.6)
Mine free cash flow(2)	M$	1.7	4.0	15.0	5.7	16.1
Unit analysis
Realized gold price per ounce sold	$/oz	1,816	1,782	1,698	1,797	1,679
Cash cost per ounce sold(2)	$/oz	943	1,022	740	985	730
AISC per ounce sold(2)	$/oz	1,073	1,137	917	1,107	898
Mining cost per tonne mined	$/t	1.74	1.78	1.49	1.76	1.54
Processing cost per tonne processed	$/t	9.74	9.69	7.66	9.71	8.02
G&A cost per tonne processed	$/t	2.25	2.94	1.28	2.57	1.57

(1)   RDM was acquired as part of the Leagold Merger. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

14

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, RDM produced 14,089 oz of gold (Q1 2021 - 15,498 oz). The Company sold 13,764 oz (Q1 2021 - 15,745 oz) at an average realized price of $1,816 per oz (Q1 2021 - $1,782 per oz), realizing revenue of $25.0 million (Q1 2021 - $28.1 million) for the Quarter at an AISC of $1,073 per oz (Q1 2021 - $1,137 per oz).

In Q2 2021, despite lingering effects from heavy rainfall early in the Quarter, RDM mined 19% more ore than the previous quarter, at similar grades. However, ore grade processed from the stockpile was 25% lower than Q1 2021, resulting in a lower overall grade for the Quarter. AISC for Q2 2021 was lower than Q1 2021, reflecting the larger volume of plant feed sourced from the stockpile as operations focused on stripping for the open-pit pushback.

During Q2 2021 RDM had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 3.31, respectively.

Exploration and development

No exploration was carried out at RDM during the Quarter. The start of a $1.3 million program focused on near-mine resource growth has been postponed to Q3 2021.

Sustaining capital expenditures in Q2 2021 were $1.6 million, related primarily to the TSF raise. The Company spent $8.5 million of non-sustaining capital during the Quarter, primarily related to capitalized stripping.

Outlook

Reflecting strong H1 2021 performance, RDM production guidance has been increased to 60,000 to 65,000 oz of gold. Cost guidance is unchanged with cash costs of $1,000 to $1,050 per oz and AISC of $1,175 to $1,225 per oz.

AISC at RDM in 2021 includes sustaining capital of $13 million to increase capacity of the TSF, with $3 million spent year to date. Non-sustaining capital has been reduced to $25 million and relates entirely to capitalized stripping for a major expansion pushback of the open pit that will provide improved access to the ore body in future years, with $15 million spent in H1 2021.

15

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and completed a PFS for the project in July 2018 with the intention of restarting operations, outlining a two-phase development plan with average annual production of approximately 40,000 oz of gold during Phase 1 and an expansion to more than 200,000 oz of gold during Phase 2 operations. The Company completed Phase 1 construction in 2020, with commercial production starting on November 21, 2020. In Q1 2021, Equinox Gold completed a feasibility study for the Phase 2 expansion at Castle Mountain, as described in Development Projects.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	December 31, 2020(1)(2)	June 30, 2021(1)
Ore mined and stacked to leach pad	kt	1,156	1,236	1,197	2,392
Waste mined	kt	373	224	130	597
Open pit strip ratio	w:o	0.32	0.18	0.11	0.25
Average gold grade stacked to leach pad	g/t	0.49	0.37	0.33	0.42
Gold produced	oz	6,128	2,912	5,338	9,040
Gold sold	oz	6,297	3,049	4,862	9,346
Financial data
Revenue	M$	11.4	5.4	9.1	16.9
Cash costs(3)	M$	5.2	3.2	4.5	8.4
Sustaining capital(3)	M$	1.2	2.3	-	3.6
Total AISC(3)	M$	6.5	5.5	4.5	12.0
AISC contribution margin(3)	M$	5.0	(0.1)	4.6	4.9
Non-sustaining expenditures(3)	M$	(2.7)	(2.3)	-	(5.0)
Mine free cash flow(3)	M$	2.2	(2.4)	4.6	(0.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,817	1,776	1,875	1,804
Cash cost per oz sold(3)	$/oz	828	1,045	921	899
AISC per oz sold(3)	$/oz	1,026	1,811	921	1,282
Mining cost per tonne mined	$/t	3.12	2.92	3.37	3.02
Processing cost per tonne processed	$/t	1.96	1.13	2.14	1.53
G&A cost per tonne processed	$/t	0.64	1.41	2.28	1.04

(1)   Castle Mountain commenced commercial production on November 21, 2020. Operating and financial results for the three months ended December 31, 2020 (“Q4 2020”) are for the period from November 21 to December 31, 2020.

(2)   The Company early adopted the amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use on January 1, 2021. The amendment applies retrospectively. For the three months ended December 31, 2020, the Company reclassified $1.6 million of pre-commercial production net income at Castle Mountain from property, plant and equipment to the income statement, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation. Operating and financial data have been represented to reflect application of this change in accounting policy.

(3)   Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

					;
16

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, Castle Mountain produced 6,128 oz of gold (Q1 2021 - 2,916 oz). The Company sold 6,297 oz (Q1 2021 - 3,049 oz) of gold at an average realized price of $1,817 per oz (Q1 2021 - $1,776 per oz), realizing revenue of $11.4 million (Q1 2021 - $5.4 million) for the Quarter at an AISC of $1,026 per oz (Q1 2021 - $1,811 per oz).

The increase in production reflects positive results from efforts to optimize leach pad and plant operations. Solution flow continues to increase with modified stacking and irrigation practices, and in July the highest solution flows for the project to date were achieved.

During Q2 2021 Castle Mountain had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 21.5, respectively. TRIFR is calculated per total work hours, which is lower at Castle Mountain than other projects as the result of a smaller operating team.

Exploration and development

The Company did not undertake any exploration at Castle Mountain during Q2 2021.

Sustaining capital expenditures in Q2 2021 were $1.2 million for mining and process equipment. Non-sustaining capital expenditures in Q2 2021 were $2.7 million primarily related to the construction of an on-site assay laboratory and activities to prepare for Phase 2 permitting.

Outlook

Castle Mountain production guidance for 2021 has been reduced to 20,000 to 30,000 oz of gold with a corresponding increase to cost guidance, with cash costs of $800 to $850 per oz and AISC of $1,590 to $1,640 per oz.

AISC at Castle Mountain in 2021 includes sustaining capital of $18 million primarily comprising $11 million for a leach pad expansion that will accommodate the entirety of Phase 1 operations and $6 million for plant optimization and other equipment, with $3 million spent year to date. Non-sustaining capital of $10 million budgeted for Castle Mountain in 2021 includes $7 million to complete the feasibility study and commence permitting for the Phase 2 expansion and $2 million to construct an assay lab on site, with $5 million spent in H1 2021.

17

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Los Filos Gold Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. Expansion projects are planned to increase annual production and extend the mine life, including the addition of an underground mine (Bermejal), and potential construction of a carbon-in-leach (“CIL”) plant to operate concurrently with the existing heap leach operation for processing of higher-grade ore.
Operating and financial results for the three and six months ended June 30, 2021
		Three months ended			Six months ended
Operating data	Unit	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020(1)
Ore mined - open pit	kt	1,141	771	36	1,912	78
Waste mined - open pit	kt	8,579	10,541	623	19,120	2,770
Open pit strip ratio	w:o	7.52	13.67	17.43	10.00	35.45
Average open pit gold grade	g/t	0.56	0.33	0.23	0.47	0.27
Ore mined - underground	kt	116	134	29	249	76
Average underground gold grade	g/t	3.19	3.50	3.54	3.36	3.88
Ore re-handled for secondary leaching	kt	798	1,514	812	2,312	1,668
Gold produced	oz	27,079	29,447	17,691	56,526	27,307
Gold sold	oz	27,955	28,599	18,170	56,554	25,638
Financial data
Revenue	M$	50.6	50.7	30.6	101.3	42.2
Cash costs(2)	M$	48.6	56.8	14.4	105.4	21.1
Sustaining capital(2)	M$	7.0	6.1	2.9	13.1	3.6
Reclamation expenses	M$	0.8	0.9	0.1	1.6	0.1
Total AISC(2)	M$	56.4	63.8	17.5	120.2	24.9
AISC contribution margin(2)	M$	(5.8)	(13.1)	13.1	(18.8)	17.4
Care and maintenance	M$	(6.7)	(1.1)	(19.0)	(7.8)	(19.0)
Non-sustaining expenditures(2)	M$	(14.4)	(16.1)	(2.6)	(30.5)	(6.6)
Mine free cash flow(2)	M$	(26.9)	(30.3)	(8.5)	(57.2)	(8.3)
Unit analysis
Realized gold price per ounce sold	$/oz	1,804	1,770	1,675	1,787	1,637
Cash cost per ounce sold(2)	$/oz	1,738	1,987	795	1,864	824
AISC per ounce sold(2)	$/oz	2,016	2,230	962	2,125	971
Mining cost per tonne mined - open pit	$/t	1.48	1.28	1.79	1.37	1.40
Mining cost per tonne mined - underground	$/t	84.32	96.04	67.42	90.59	62.14
Processing cost per tonne processed	$/t	6.68	7.34	8.04	7.01	6.48
G&A cost per tonne processed	$/t	1.85	2.30	0.99	2.07	0.96

(1)     Los Filos was acquired as part of the Leagold Merger. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)     Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

18

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production

During Q2 2021, Los Filos produced 27,079 oz of gold (Q1 2021 - 29,447 oz). The Company sold 27,955 oz (Q1 2021 - 28,599 oz) at an average realized price of $1,804 per oz (Q1 2021 - $1,770 per oz), realizing revenue of $50.6 million (Q1 2021 - $50.7 million) for the Quarter at an AISC of $2,016 per oz (Q1 2021 - $2,230 per oz).

On June 22, 2021, the Company announced that mining activities at Los Filos were temporarily suspended due to two illegal blockades, with both groups demanding payments in excess of their contractual agreements. The workers’ blockade that prevented access to the mine facilities was lifted after successful negotiations with the local union, on July 26 Equinox Gold announced a restart to operations. The community blockade was also resolved before the end of July, allowing mining activities in the Guadalupe and Bermejal open pit areas to resume.

While ore production was substantially higher in Q2 2021 and AISC was lower than Q1 2021, partial operations in the latter half of the Quarter resulted in a $3.6 million net realizable value write-down on inventories.

During Q2 2021 Los Filos had two lost-time injuries, achieving LTIFR and TRIFR of 1.37 and 2.74, respectively.

Exploration and development

Exploration during Q2 2021 focused on testing the potential extensions of known mineralization and untested areas of the Los Filos underground deposit. A total of 4,463 m was drilled during Q2 2021, bringing the total completed year-to-date to 8,369 m of the planned 14,000 m program. Additionally, 5,735 m of a planned 11,000 m infill drill program for the Guadalupe open pit was completed. Exploration costs for the Quarter totalled $1.8 million.

During Q2 2021, sustaining capital expenditures were $7.0 million, primarily for underground development and capitalized stripping. The Company continued to advance technical studies related to the planned expansion, as described in Development Projects. Non-sustaining capital expenditures of $14.4 million during the Quarter related primarily to stripping of the Guadalupe open pit and Bermejal underground development costs, with a total of $30.5 million spent in H1 2021.

Outlook

While both blockades were resolved in July and Los Filos is back in operation, the disruption to both mining and development activities delayed access to higher-grade ore and affected the 2021 mine plan.

As a result, Los Filos guidance has been reduced to 120,000 to 140,000 oz of gold. Cash costs will increase due to lower grade ore being stacked to the pads and reduced gold production and are expected to be $1,590 to $1,660 per oz with AISC of $1,790 to $1,850 per oz. However, AISC is expected to be significantly lower in the second half of the year with all ore sources now available.

Non-sustaining capital for 2021 has been reduced to $83 million, reflecting the delay to development activities at the Bermejal underground deposit.

Progress during the Quarter for development activities at the Guadalupe open pit and Bermejal underground deposits is described in Development Projects.

19

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Mercedes Gold Mine, Sonora, Mexico
Equinox Gold acquired Mercedes on April 7, 2021, as part of the Premier acquisition. Mercedes is an underground gold-silver mine located in Sonora State, Mexico, that commenced production in 2011.
Operating and financial results for the three and six months ended June 30, 2021
Operating data	Unit	April 7 to June 30, 2021(1)
Ore mined - underground	kt	118
Tonnes processed	kt	128
Average gold grade processed	g/t	2.71
Recovery	%	96.2
Gold produced	oz	10,708
Gold sold	oz	10,416
Financial data
Revenue	M$	19.3
Cash costs(2)	M$	8.7
Sustaining capital(2)	M$	3.6
Reclamation expenses	M$	0.5
Total AISC(2)	M$	12.8
AISC contribution margin(2)	M$	6.5
Non-sustaining expenditures(2)	M$	(0.2)
Mine free cash flow(2)	M$	6.4
Unit analysis
Realized gold price per ounce sold	$/oz	1,731
Cash cost per ounce sold(2)	$/oz	839
AISC per ounce sold(2)	$/oz	1,226
Mining cost per tonne mined - underground	$/t	38.72
Processing cost per tonne processed	$/t	20.58
G&A cost per tonne processed	$/t	15.92

(1)   Mercedes was acquired as part of the Premier Acquisition. Operating and financial results for the three and six months ended June 30, 2021 are for the period from April 7 to June 30, 2021.

(2)   Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

20

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Q2 2021 Analysis
Production
During Q2 2021, Mercedes produced 10,708 oz of gold. The Company sold 10,416 oz at an average realized price of $1,731 per oz, realizing revenue of $19.3 million for the Quarter at an AISC of $1,226 per oz.
Exploration and development

The 2021 exploration program at Mercedes commenced in Q2 2021 with 870 m of core drilling (three holes) completed at the Neo target. The remainder of the $1.3 million drill program will be focused on scout drilling peripheral to the Diluvio deposit.

Sustaining capital expenditures in Q2 2021 were $3.6 million, related primarily to underground mine development and the TSF expansion. The Company spent $0.2 million of non-sustaining capital on exploration during the Quarter.

Outlook
Mercedes production attributable to Equinox Gold in 2021, following acquisition of the asset on April 7, 2021, is estimated at 30,000 to 35,000 oz of gold, which is unchanged from previous guidance. Cash costs are expected to decrease slightly to $750 to $800 per oz and AISC to $1,150 to $1,200 per oz. AISC for 2021 includes $17 million of sustaining capital primarily for underground development, the TSF expansion and equipment maintenance. Non-sustaining capital of $2 million is directed primarily to exploration.

21

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Development Projects
Santa Luz Project, Bahia, Brazil

The Company announced construction of Santa Luz on November 9, 2020 with an approved budget of $103 million.

Santa Luz is a past-producing open-pit mine in Bahia State, Brazil, that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 partly due to lower than planned gold recovery. In May 2018, the previous owner of Santa Luz completed an updated feasibility study incorporating resin-in-leach processing to increase gold recoveries.

After acquiring the project in March 2020, Equinox Gold continued reviewing plans for the Santa Luz restart and published an update to the feasibility study on November 9, 2020, outlining a mine plan and plant design that is expected to produce 903,000 oz of gold and generate $436 million in after-tax net cash flow (at the base case $1,500 per oz gold price) over an initial 9.5-year mine life, with additional upside from nearby exploration targets and existing underground Mineral Resources.

Q2 2021 analysis and outlook

As a brownfield past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. Primary activities to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing a new leach system and additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities.

Of the $103 million total capital cost for the project, the Company had committed approximately $70 million and spent approximately $28 million at the end of June 2021, including expenditures incurred during 2020. The project is on budget and on schedule, with completion of construction expected around year-end 2021 with the first gold pour in Q1 2022.

Mining commenced in mid-June, with mining activities currently focused on removing waste from two locations and developing access roads, ramps, dumps and ore storage areas in preparation for a pre-stripping campaign prior to mining ore in late 2021. To make room for mine expansion, the mining contractor is also relocating an existing ore stockpile that will be used as plant feed for commissioning activities in Q4 2021.

Santa Luz construction is approximately 50% complete as of the date of this MD&A. During the Quarter most of the concrete work was completed for equipment foundations and installation of structural steel and platforms. With the major pours completed, mill erection progressed well and the shell sections of the ball mill were set in place. All leach tank foundations were completed and the ten tanks are in various stages of erection, with four completely erected and ready for final accessories and ready for agitator installations. Preassembly of large sections of platforms and structural steel was executed during the Quarter with various sections lifted into place at the end of June. Earthworks in the crushing area is complete. The ground and main transformers were installed and connected to the power grid and commissioning was well progressed by the end of the Quarter. Refurbishment of the existing plant progressed well during the Quarter with the expectation of commissioning some sections during the third quarter of 2021. Tailings and water storage facility expansions continue with completion targeted for the fourth quarter of 2021.

Construction progress is documented in the Santa Luz photo gallery on Equinox Gold’s website.

During Q2 2021 Santa Luz had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 2.1, respectively.

Greenstone Project, Ontario, Canada

Greenstone is a construction-ready gold project located in Ontario, Canada. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. The project will be advanced in a 60/40 partnership between Equinox Gold and Orion through their respective ownership of Greenstone Gold Mine GP Inc., which manages the project.

Between 1930 and 1970, more than 4 million ounces of gold were mined from multiple underground mines in the Greenstone region. In late 2016, a feasibility study was completed on the Greenstone open-pit deposit which paved the way to complete three benefit agreements with five local Indigenous groups and to complete the permitting required to advance the project to development. The provincial and federal Environmental Assessments were approved in 2018 and 2019, respectively, and the closure plan was filed and approved in Q1 2020. All permits required to start construction are in place.

22

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

In January 2021, Premier filed an updated feasibility study for the project, outlining the design of an open-pit mine producing more than 5 million ounces of gold over an initial 14-year mine life with life-of-mine AISC estimated at $618/oz. Gold production for the first five years of operations is estimated at 414,000 oz annually with life-of-mine production expected to average 358,000 oz annually (100% basis, with 60% attributable to Equinox Gold).
Q2 2021 analysis and outlook
Early works activities commenced in Q2 2021, focused primarily on tree clearing, road work and construction of the temporary camp and temporary effluent water treatment plant and feed pond. The Company has planned for $40 million of non-sustaining capital for Greenstone early works activities, with $12.3 million spent during the Quarter. Activities in Q3 2021 will focus on completing the early works program, advancing detailed engineering, awarding the mine mobile equipment, long-lead equipment and initial construction contracts, and preparing for construction mobilization, with the intention of announcing full-scale construction in H2 2021.
Los Filos Expansion, Guerrero, Mexico
The Company is planning an expansion of the Los Filos gold mine complex, including enlarging the Los Filos open pit and developing a second underground mine (Bermejal). The Company is also completing an updated feasibility study for a new CIL plant to process higher-grade ore, the results of which are expected to be released in H2 2021.
Q2 2021 analysis and outlook

On April 12, 2021, the Company announced that the mining contractor was commencing mobilization of its equipment to commence development of the Bermejal underground mine. Underground development advanced 156 m during the Quarter. Surface projects to support mining activities in Bermejal underground were also advanced in the Quarter, including the construction of the cemented rockfill plant, the surface water pumping system and the air compressor facility. Bids for the mine ventilation system and aggregate screening (for cemented rockfill) were solicited and received.

Initial stripping and mining in the new Guadalupe open pit continued until both Guadalupe and Bermejal open pit activities were temporarily suspended due to two illegal blockades, with both groups demanding payments in excess of their existing contractual agreements. Both blockades were resolved in July and mining and development activities have resumed in all areas of the mine.

Engineering, optimization and metallurgical studies related to the new CIL plant continued through Q2 2021. Bids for critical and long-lead equipment were solicited and received to update the capital cost estimates for the CIL plant project. Life-of-mine planning and scheduling is being updated to reflect higher grade ore being fed to the CIL plant and lower grade ore going to the current heap leach operations. The expansion feasibility study is expected to be completed in H2 2021.

Castle Mountain Expansion, California, USA
Q2 2021 analysis and outlook

In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of a ROM heap leach facility placing 12,700 tonnes per day of ore. Phase 2 will expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 oz per year for 14 years followed by leach pad rinsing to recover residual gold.

Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million oz of gold. On a standalone basis, Phase 2 is expected to produce 3.2 million oz of gold at average AISC of $858 per oz of gold sold. Total initial capital for the Phase 2 expansion is estimated at $389 million, excluding $121 million for a leased mining fleet, with life-of-mine sustaining capital estimated at $147 million.

While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, will require amendments to the Company’s Mine and Reclamation Plan (Plan of Operation) for the Project. Permitting is expected to commence in H2 2021.

23

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Aurizona Underground Studies, Brazil

In May 2020 the Company announced the results of a positive PEA for potential underground development of the Piaba deposit at Aurizona. As outlined in the PEA, an underground deposit could be mined and processed concurrently with mill feed from the open pit at Aurizona, resulting in a higher average mill feed grade. The underground mine would use and benefit from the existing process plant and other infrastructure used by the operating open-pit mine including power, water and current and expanded TSFs. The underground deposit would be mined using long-hole stoping methods and separate mining areas would be accessed via a decline ramp. Over an estimated ten-year mine life, the underground mine has the potential to produce 740,500 oz of gold in addition to existing open-pit production, with AISC estimated at $925 per oz and initial capital costs estimated at $69.7 million.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Q2 2021 analysis and outlook
The Company continues to advance a PFS for potential development of the Aurizona underground mine, with completion targeted for H2 2021. Work to support the PFS includes resource estimation, trade-off studies and early-stage mine planning and design. Early-stage mine design of satellite open pit deposits is also being advanced as part of the study. Engineering, project development planning and cost analysis to support the PFS was completed in Q2 2021.

Health, Safety & Environment
Health & Safety

Equinox Gold had three LTIs during the Quarter. Equinox Gold’s LTIFR is 0.76 for the Quarter and 0.74 year-to-date compared to the 2021 target of 0.73 per million hours worked. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, is 3.31 for the Quarter and 3.60 year-to-date, compared to the 2021 target of 3.51 per million hours worked.

Equinox Gold continues to maintain precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites.

Routine COVID-19 testing continues at all mine sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases have been asymptomatic. Vaccination programs are underway in all countries in which Equinox Gold operates; the Company is providing vaccine information to its workforce with the objective of reducing barriers to vaccination and maximizing the number of workers that receive the vaccine.

Environment
In total, there were 29 environmental incidents reported during the Quarter with four considered “significant” as defined by the Company’s policies. Three of these were cyanide-related fauna mortalities at Castle Mountain. Mitigative actions have been taken to prevent recurrence including additional measures to deter wildlife, monitoring and covering of ponding, and providing alternative clean water sources to ensure wildlife can find water elsewhere. The fourth incident was the vehicular mortality of a listed iguana species at Los Filos.

24

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Community Development & ESG Reporting
Community Development

Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities to discuss activities, report on environmental and social performance and discuss concerns. At all operations, dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.

In the second quarter of 2021, social gathering restrictions related to the COVID-19 pandemic continued to affect the Company’s community engagement and investment programs across all operations, particularly in Brazil and Mexico. Some of Equinox Gold’s sites maintained a temporary suspension of community activities in the Quarter due to the pandemic, such as site visits, school and community events and some hands-on training programs. However, many engagement activities have resumed with the implementation of strict health and safety protocols and/or online tools.

Two illegal blockades resulted in the temporary suspension of operations at the Los Filos mine. A worker’s blockade that prevented access to the mine facilities was lifted after successful negotiations with the local union and the mine resumed operations in late July. A community blockade was also resolved at the end of July and operations have resumed in all areas of the mine.

Several investments were made during the Quarter to support community development and wellbeing. A fully equipped ambulance was donated to the community of Santa Luz and a partnership with local municipalities to rehabilitate local roads was forged at RDM. At Aurizona, the Company has initiated a significant sustainable community investment project to improve the community of Aurizona’s access to potable water. Water improvement initiatives during the Quarter included using ultrasound technology to identify breaks and leaks in the pipelines that distribute water from the current treatment facility to community households, repairing and flushing the pipelines, installing and filling water storage tanks throughout the community to support households that were not previously connected to the distribution network, and installing additional filters and water tanks in the current treatment facility to improve both capacity and water quality until the Company can install a new water treatment facility in Q4 2021. Mine personnel continue to communicate regularly with community members and leaders, public agencies and regulators to ensure the Company’s investments are aligned with community needs.

ESG Reporting

The Company’s sustainability reporting strategy defined in 2020 includes the adoption of reporting frameworks such as the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”). During the Quarter, the Company published its first ESG report, which reflects the Company’s commitment to transparency so that all stakeholders are aware of Equinox Gold’s ESG performance and challenges during 2020, targets and planned actions going forward, and the Company’s management approach regarding material aspects of its business. Equinox Gold also continues to publish select ESG data quarterly in the Responsible Mining section of the Company’s website.

Also during the Quarter, Equinox Gold continued to work toward establishing its 2021 greenhouse gas emission targets and has been reviewing the physical and transitional risks associated with climate change to support ESG reporting using the TCFD framework. The Company looks forward to continuously expanding its disclosure to facilitate an increased level of engagement and discussion about salient ESG issues with the Company’s stakeholders.

25

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Corporate
Premier Transaction

On April 7, 2021, Equinox Gold completed the Premier Transaction, adding Premier’s 50% interest in the construction-ready Greenstone Project in Ontario, Canada, its 100% interest in the producing Mercedes Mine in Mexico, and its interest in the Hasaga, Rahill-Bonanza and Beardmore exploration properties in Ontario to the Company’s existing portfolio of gold assets.

Under the terms of the Premier Transaction, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held (the “Exchange Ratio”), such that existing Equinox Gold and Premier shareholders own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. All outstanding options and warrants of Premier that were not exercised before the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the Exchange Ratio. As a result of the acquisition of Premier, the Company issued 47,373,723 common shares, 2,813,747 replacement options and 393,400 replacement warrants. Total consideration paid to Premier shareholders was $408.3 million.

In accordance with the acquisition method of accounting, the consideration transferred has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.

In connection with the Premier Transaction, Premier completed the spin-out of i-80 Gold Corp. (“i-80 Gold”) to Equinox Gold and to Premier shareholders. i-80 Gold is a US-focused gold production and development company that holds Premier’s Nevada assets. Equinox Gold received 41,287,362 shares in i-80 Gold in connection with the spin-out.

As per terms of the Premier Transaction, Equinox Gold participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles Equinox Gold to acquire one common share of i-80 Gold at a price of C$3.64, until September 18, 2022.

On May 27, 2021, the Company exercised its right under the support agreement between the Company and i-80 Gold to maintain its pro rata ownership and the Company subscribed for 5,479,536 common shares of i-80 Gold at a price of C$2.60 per common share, for a total investment of $11.8 million (C$14.2 million).

After completion of the financing and exercise of its anti-dilute right, Equinox Gold holds 56,041,282 shares in i-80 Gold, representing approximately 30% of i-80 Gold’s issued and outstanding shares on a basic basis with a current market value of approximately C$145 million as of the date of this MD&A.

Concurrent financing
Concurrent with the Premier Transaction the Company completed a non-brokered private placement for C$75.0 million (the “Private Placement”). The Company issued 7.5 million common shares a price of C$10.00 per share for gross proceeds of C$75.0 million. Certain of the Company’s executives and directors participated in the Private Placement for total proceeds of C$40.4 million, which is a related party transaction.
Increased interest in Greenstone Project

On April 16, 2021, the Company completed the acquisition of 10% of Orion’s interest in Greenstone. The Company paid Orion $51.0 million in cash on closing and assumed certain contingent payment obligations comprising:

•    $5.0 million in cash 24 months after a positive mine construction decision for Greenstone; and

•    Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 oz, 500,000 oz and 700,000 oz from Greenstone.

26

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Sale of Pilar Mine

On April 16, 2021, the Company completed the sale of its Pilar Mine to Pilar Gold Inc. for aggregate consideration of:

• $38 million payable as follows:

- $10.5 million on closing and $10.0 million payable by May 31, 2021, which have been received; and

- $17.5 million payable on or before November 30, 2021;

• 9.9% equity interest in Pilar Gold; and a

• 1% NSR royalty on production from the Pilar mine.

Sale of shares in Solaris Resources

On April 28, 2021, the Company completed the sale of a portion of its shareholdings in Solaris totaling ten million common shares to Augusta Investments Inc. and a strategic shareholder for gross proceeds of C$82.5 million. In addition, Equinox Gold granted to the buyers warrants to purchase an additional five million Solaris common shares from the Company for a period of 12 months at C$10.00 per share (the “Warrants”). In the event all Warrants are exercised, total gross proceeds to Equinox Gold would be C$132.5 million. At June 30, 2021, Equinox Gold holds 17,826,737 Solaris common shares, representing approximately 16.5% of the issued and outstanding Solaris common shares on a non-diluted basis. If the Warrants are fully exercised, Equinox Gold will sell an additional five million Solaris Shares and would then hold 12,826,737 Solaris common shares, representing approximately 11.9% of the issued and outstanding Solaris common shares on a non-diluted basis.

Equinox Gold also currently holds warrants of Solaris exercisable to acquire an aggregate of 10,218,750 Solaris common shares (the “Solaris Warrants”), representing approximately 8.6% of the issued and outstanding Solaris common shares on a partially diluted basis. The sale of Solaris common shares will not result in any change to Equinox Gold’s ownership in Solaris Warrants. Following the sale of the ten million Solaris common shares, and assuming the Warrants are fully exercised, if all the Solaris Warrants held by Equinox Gold were exercised Equinox Gold would hold approximately 20.3% of the issued and outstanding Solaris common shares on a partially diluted basis, assuming no other convertible securities of Solaris are exercised. The current market value of the Company’s shares in Solaris is approximately C$257 million.

27

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Financial Results
Selected financial results for the three and six months ended June 30, 2021(1) and 2020
$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020(2)
Revenue	$226.2	$215.4	$455.9	$345.4
Operating expenses	(139.8)	(113.0)	(286.6)	(189.5)
Depreciation and depletion	(40.8)	(35.2)	(79.5)	(52.1)
Earnings from mine operations	45.6	67.2	89.8	103.8
Care and maintenance	(7.1)	(21.6)	(9.1)	(22.5)
Exploration	(4.7)	(3.9)	(7.7)	(6.6)
General and administration	(15.5)	(9.6)	(22.8)	(16.2)
Income from operations	18.2	32.1	50.1	58.5
Other income (expense)	292.5	(104.6)	330.9	(95.6)
Net income (loss) before taxes	310.7	(72.5)	381.0	(37.1)
Tax (expense) recovery	15.0	(5.3)	(4.9)	(35.1)
Net income (loss)	325.7	(77.8)	376.1	(72.2)
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	1.10	(0.34)	1.40	(0.39)
Diluted	0.96	(0.34)	1.19	(0.39)

(1)   Financial results for the three and six months ended June 30, 2021 include the results of operations for the mines acquired through the Premier Acquisition for the period of April 7 to June 30, 2021.

(2)   Financial results for the six months ended June 30, 2020 include the results of operations for mines acquired through the Leagold Merger for the period of March 10 to June 30, 2020.

Earnings from mine operations

Revenue for Q2 2021 was $226.2 million (Q2 2020 - $215.4 million) on sales of 124,712 oz (Q2 2020 - 125,824 oz) of gold and for the six months ended June 30, 2021 was $455.9 million (six months ended June 30, 2020 - $345.4 million) on sales of 253,268 oz (six months ended June 30, 2020 - 125,824 oz) of gold. The increase in revenue from comparative periods in 2020 is primarily due to higher realized gold prices which increased to $1,806 per oz in Q2 2021 from $1,708 per oz in Q2 2020. The increase in revenue for the six months ended June 30, 2021 was also due to a full period of production from the mines acquired through Leagold.

Operating expenses increased in Q2 2021 to $139.8 million (Q2 2020 - $113.0 million) and for the six months ended June 30, 2021 to $286.6 million (six months ended June 30, 2020 - $189.5 million). Depreciation and depletion in Q2 2021 increased to $40.8 million (Q2 2020 - $35.2 million) and for the six months ended June 30, 2021 to $79.5 million (six months ended June 30, 2020 - $52.1 million). The Company acquired Leagold in March 2020, resulting in the increase in operating expenses and depreciation and depletion for the six months ended June 30, 2021. The increase from Q2 2020 is also due to a full period of operations from the Los Filos and Castle Mountain mines during Q2 2021, since Los Filos operations were suspended for most of Q2 2020 due to the COVID-19 pandemic and Castle Mountain was under construction until late 2020.

28

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Care and maintenance
Care and maintenance costs in Q2 2021 were $7.1 million (Q2 2020 - $21.6 million) and for the six months ended June 30, 2021 were $9.1 million (six months ended June 30, 2020 - $22.5 million). During Q2 2021, the Company incurred $7.1 million in care and maintenance costs at Los Filos due to a suspension in activities resulting from illegal blockades. For the six months ended June 30, 2021, additional care and maintenance was incurred at Los Filos due to the delayed start of development at Bermejal underground until the social collaboration agreement with the Carrizalillo community was signed. Care and maintenance costs in Q2 2020 and for the six months ended June 30, 2020 were related to temporary suspensions at the Pilar, RDM and Los Filos mines due to government mandated COVID-19 restrictions.
Exploration
Exploration expenditures in Q2 2021 were $4.7 million (Q2 2020 - $3.9 million) and for the six months ended June 30, 2021 were $7.7 million (six months ended June 30, 2020 - $6.6 million). The increase in exploration expenditures from prior comparative periods is related to increased exploration activity at a larger number of properties as a result of the Leagold Merger in 2020 and the Premier Transaction.
General and administration
General and administration expenditures in Q2 2021 were $15.5 million (Q2 2020 - $9.6 million) and for the six months ended June 30, 2021 were $22.8 million (six months ended June 30, 2020 - $16.2 million). The increase in general and administration expenditures for the three and six months ended June 30, 2021 was largely due to $1.9 million in transactions costs related to the Premier Transaction as well as an increase in salaries and wages due to the increased size of the Company. Included within general and administration for the three and six months ended June 30, 2021 was $3.7 million of non-cash share-based compensation expense (three and six months ended June 30, 2020 - $3.2 million).
Other expense

Other expense comprises finance (including interest) expense, finance income and other income (expense).

Other income for Q2 2021 was $292.5 million (Q2 2020 - other expense of $104.6 million) and for the six months ended June 30, 2021 was $330.9 million (six months ended June 30, 2020 - other expense of $95.6 million). Other income in the three and six months ended June 30, 2021 was largely driven by a $50.3 million gain on sale of Solaris shares and a $186.1 million gain on reclassification of the Company’s Solaris investment from cost to fair value accounting. Other income for the three and six months ended June 30, 2021 also includes a $45.4 million gain on the sale of the Pilar mine. The Company also recognized unrealized gains on the change in fair value of share purchase warrants of $24.0 million and $57.3 million for the three and six months ended June 30, 2021, respectively (Q2 2020 - unrealized loss of $48.8 million; six months ended June 30, 2020 - unrealized loss of $23.5 million).

Finance expense in Q2 2021 was $11.8 million (Q2 2020 - $11.4 million) and for the six months ended June 30, 2021 was $20.5 million (six months ended June 30, 2020 - $18.3 million). The increase from the prior year is due to more interest expense on a larger balance of debt outstanding during the period.

Finance income in Q2 2021 was $0.2 million (Q2 2020 - $0.4 million) and for the six months ended June 30, 2021 was $0.6 million (six months ended June 30, 2020 - $0.6 million) and relates to interest earned on cash balances.

Tax expense
Tax recovery in Q2 2021 totalled $15.0 million (Q2 2020 - $5.3 million expense) and for the six months ended June 30, 2021 was an expense of $4.9 million (six months ended June 30, 2020 - $35.1 million). Tax recovery for the three and six months ended June 30, 2021 was composed of current tax expense of $3.9 million and $15.2 million, respectively (Q2 2020 - $8.2 million; six months ended June 30, 2020 - $16.1 million), and deferred tax recoveries of $18.9 million and $10.2 million, respectively (Q2 2020 - $2.9 million; six months ended June 30, 2020 - deferred tax expense of $19.0 million). The decrease in current tax expense was due to lower tax expense for Mesquite due to lower profitability compared to the same periods in 2020. The increase in deferred tax recoveries was due to foreign exchange gains recognized in deferred tax expense in the period due to the appreciation of foreign currencies against the US dollar compared to foreign exchange losses in the same periods in 2020.

29

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2021:
$ amounts in millions, except per share amounts	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Revenue	$226.2	$229.7	$255.5	$244.5
Operating costs	(139.8)	(146.8)	(114.1)	(119.7)
Depreciation and depletion	(40.8)	(38.7)	(43.7)	(36.1)
Earnings from mine operations	45.6	44.2	97.7	88.7
Care and maintenance	(7.1)	(2.0)	(29.4)	(13.1)
Exploration	(4.7)	(3.0)	(2.4)	(2.9)
General and administration	(15.5)	(7.4)	(16.1)	(8.1)
Income from operations	18.2	31.9	49.8	64.6
Other income (expense)	292.5	38.4	17.4	(51.7)
Net income (loss) before taxes	310.7	70.3	67.2	12.9
Tax (expense) recovery	15.0	(20.0)	24.0	(9.7)
Net income (loss)	325.7	50.3	91.2	3.2
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	1.10	0.21	0.37	0.01
Diluted	0.96	0.14	0.30	0.01

	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Revenue	$215.4	$130.0	$119.0	$91.9
Operating costs	(113.0)	(76.5)	(61.0)	(49.9)
Depreciation and depletion	(35.2)	(16.9)	(19.5)	(11.2)
Earnings from mine operations	67.2	36.6	38.5	30.8
Care and maintenance	(21.6)	(0.9)	-	-
Exploration	(3.9)	(2.6)	(1.7)	(0.9)
General and administration	(9.6)	(6.7)	(9.9)	(3.4)
Income from operations	32.1	26.4	26.9	26.5
Other (expense) income	(104.6)	9.0	(32.6)	(14.9)
Net income (loss) before taxes	(72.5)	35.4	(5.7)	11.6
Tax (expense) recovery	(5.3)	(29.8)	(2.8)	(3.5)
Net income (loss)	(77.8)	5.6	(8.5)	8.1
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	(0.34)	0.04	(0.08)	0.07

30

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Liquidity and Capital Resources
Working capital

At June 30, 2021, Equinox Gold had cash and cash equivalents of $333.9 million (December 31, 2020 - $344.9 million) and net working capital of $552.4 million (December 31, 2020 - $423.4 million).

At June 30, 2021, trade and other receivables were $82.8 million (December 31, 2020 - $55.9 million) comprising primarily $6.4 million receivable from gold sales (December 31, 2020 - $17.2 million), $53.2 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2020 - $23.9 million), and a $17.4 million promissory note receivable from Pilar Gold.

Current inventory at June 30, 2021 totalled $201.8 million compared to $208.3 million at December 31, 2020. The decrease in inventories was due to the draw down of stockpiles at Aurizona due to heavy rainfall limiting mining activities in the Quarter, and at Los Filos as the mine resumed operations in late December 2020.

The Company had other current assets at June 30, 2021 of $218.3 million (December 31, 2020 - $35.7 million), primarily composed of marketable securities and prepaid expenses. The increase in other current assets was due to reclassification the Company’s investment in Solaris to marketable securities, with a carrying value of $173.4 million at June 30, 2021.

Current liabilities at June 30, 2021 were $267.6 million (December 31, 2020 - $222.7 million). The increase in current liabilities was mainly due to an increase in income taxes payable at Aurizona due to increased profitability and a $13.3 million increase in the current portion of long-term debt related to principal repayments on the Company’s term loan due within the next 12 months.

Cash flow

The Company generated $20.2 million in cash from operations in Q2 2021 (Q2 2020 - $93.6 million) and $100.6 million in the six months ended June 30, 2021 (six months ended June 30, 2020 - $97.1 million). The decrease in cash from operations for Q2 2021 was primarily due to increased operating costs in the first half of 2021, partly offset by higher realized gold prices as compared to the same periods in 2020. The increase in cash from operations for the six months ended June 30, 2021 was due to fewer care and maintenance costs incurred as compared to the six months ended June 30, 2020.

Cash used in investing activities in Q2 2021 was $57.1 million (Q2 2020 - $44.5 million) and $148.0 million in the six months ended June 30, 2021 (six months ended June 30, 2020 - $26.4 million). For the three and six months ended June 30, 2021, the Company spent $94.4 million and $165.3 million, respectively, on capital expenditures (Q2 2020 - $39.9 million; six months ended June 30, 2020 - $74.3 million). The increase from the prior year was due to significant investment in growth projects in 2021, including capitalized stripping at Mesquite and Los Filos to access higher grade ore, development of the Santa Luz project and pre-development work at Greenstone. During the Quarter, the Company spent $51.0 million to acquire an additional 10% interest in Greenstone and invested $10.2 million in i-80 Gold to maintain a 30% interest. This was offset by $66.7 million received from the sale of Solaris shares (Q2 2020 and six months ended June 30, 2020 - $nil) and $22.2 million net proceeds from asset sales (Q2 2020 and six months ended June 30, 2020 - $1.0 million).

Cash generated from financing activities in Q2 2021 was $45.0 million (Q2 2020 - $141.5 million) and $37.2 million in the six months ended June 30, 2021 (six months ended June 30, 2020 - $357.7 million). For the three and six months ended June 30, 2021, the Company received $14.5 million and $15.7 million, respectively, from the exercise of options and warrants (Q2 2020 - $157.5 million; six months ended June 30, 2020 - $163.4 million). Additionally, during the Quarter the Company received $59.5 million in proceeds from the Private Placement completed concurrent with the Premier Transaction. This was offset by $17.6 million paid to settle Premier’s credit facility upon completion of the acquisition. For the three and six months ended June 30, 2021, interest and lease payments totalled $11.3 million and $20.4 million, respectively (Q2 2020 - $11.7 million; six months ended June 30, 2020 - $27.2 million). Cash generated from financing activities for the six months ended June 30, 2020 also included cash flows associated with the issuance of $130.0 million in convertible notes and draws of $380.0 million from the Company’s senior credit facilities, proceeds of which were used to repay $323.9 million debt outstanding in Leagold at the acquisition date.

31

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Share capital transactions
The Company issued shares in conjunction with the following transactions during the period:
# Shares
Balance December 31, 2020	242,354,406

Issued in Premier Transaction	47,373,723
Issued in Private Placement	7,489,000
Issued on exercise of warrants, stock options and vested restricted share units (“RSU”)	3,220,801
Balance June 30, 2021	300,437,930

Outstanding Share Data
As at the date of this MD&A, the Company has 300,448,930 shares issued and outstanding, 4,001,196 shares issuable under stock options, 18,488,043 shares issuable under share purchase warrants and 2,230,141 shares issuable under RSU. The Company also has 44,458,210 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 369,626,520.

Commitments and Contingencies
At June 30, 2021, the Company had the following contractual obligations outstanding:
$ amounts in millions	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$644.2	$49.1	$47.8	$383.2	$164.1	$-	$-
Accounts payable and accrued liabilities	129.0	129.0	-	-	-	-	-
Reclamation payments(1)	161.5	4.3	9.1	10.8	10.3	16.0	111.0
Purchase commitments	96.1	88.7	6.4	0.9	0.0	0.0	0.0
Gold contracts	48.7	38.2	10.5	-	-	-	-
Foreign exchange contracts	4.9	4.5	0.4	-	-	-	-
Lease payments	56.8	22.1	16.6	15.8	2.4	0.0	0.0
Total	$1,141.2	$335.9	$90.9	$410.6	$176.9	$16.0	$111.0
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At June 30, 2021, the Company recorded a legal provision for these items totaling $12.3 million (December 31, 2020 - $13.2 million) which is included in other long-term liabilities.

32

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

In March and April 2021, the Company received notices from the Brazilian government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $8.0 million. An historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company and its advisors believe the fines are without merit. No amount has been recorded in the financial statements in relation to the fines.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company continues to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

Related Party Transactions
Certain of the Company’s executives and directors participated in the Private Placement financing for total proceeds of C$40.4 million, which is a related party transaction.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

33

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Cash cost and AISC reconciliation

Prior to Q4 2020, cash costs per oz sold and AISC per oz sold were calculated including purchase price allocation adjustments for the fair values of inventory as the fair values approximated the Company’s actual production costs. Due to the significant increase in gold prices during 2020, the fair values attributed to acquired inventory in the Leagold Merger do not approximate actual production costs; as such, cash costs per oz sold and AISC per oz sold have been normalized for the purchase price allocation adjustments to inventory. Comparative periods have also been adjusted to conform with the current methodology and are different from those previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except oz and per oz figures	Three months ended			Six months ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Gold oz sold	124,712	128,555	125,824	253,268	208,453
Operating expenses excluding depreciation and depletion	$139.8	146.8	113.2	$286.6	189.6
Add: Lease payments	0.3	2.2	1.1	2.5	1.2
Less: Non-cash purchase price allocation adjustments to inventory	(4.3)	(2.4)	(10.5)	(6.7)	(17.4)
Total cash costs	135.8	146.6	103.8	282.4	173.4
Cash costs per gold oz sold	$1,089	1,141	825	$1,115	832
Total cash costs	$135.8	146.6	103.8	$282.4	173.4
Add: Sustaining capital	34.1	41.3	13.1	75.4	21.5
Reclamation expenses	2.5	2.6	2.0	5.1	3.4
Sustaining exploration expensed	-	0.1	0.3	0.1	0.6
Total AISC	172.4	190.6	119.2	363.0	198.8
AISC per oz sold	$1,382	1,482	947	$1,433	954

34

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Sustaining and non-sustaining capital reconciliation
The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended			Six months ended
$’s in millions	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Capital additions on mineral properties, plant and equipment(1)	$108.0	112.1	49.4	$220.1	80.6
Less: Non-sustaining capital	(25.2)	(27.1)	(7.3)	(52.3)	(15.8)
Capital expenditures from development projects and corporate	(28.3)	(8.7)	(14.8)	(36.9)	(28.1)
Other non-cash additions(2)	(20.4)	(35.0)	(14.2)	(55.4)	(15.2)
Sustaining capital expenditures	$34.1	41.3	13.1	$75.4	21.5

(1)   Per note 6 of the interim condensed consolidated financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2)   Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and mineral interest recognized for Pilar royalty.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating cash flow before non-cash changes in working capital	$31.6	62.0	59.5	$93.6	90.8
Add: Operating cash flow used by non-mine site activity(1)	49.6	17.1	30.0	66.8	57.1
Cash flow from operating mine sites	$81.2	79.1	89.5	$160.4	147.9

Mineral property, plant and equipment additions	$108.0	112.1	49.4	$220.1	80.6
Less: Capital expenditures from development projects and corporate and other non-cash additions	(48.7)	(43.7)	(29.0)	(92.3)	(43.3)
Capital expenditure from operating mine sites	59.3	68.4	20.4	127.8	37.3
Lease payments related to non-sustaining capital items	5.0	1.1	-	6.2	-
Non-sustaining exploration expensed	2.6	2.2	1.0	4.8	1.3
Total mine site free cash flow	$14.3	7.4	68.1	$21.6	109.3

(1) Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

35

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin (revenue less AISC), EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin
	Three months ended			Six months ended
$’s in millions	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue	$226.2	229.7	215.3	$455.9	345.4
Less: AISC	(172.4)	(190.6)	(119.2)	(363.0)	(198.8)
AISC contribution margin	$53.8	39.1	96.1	$92.9	146.6

EBITDA and Adjusted EBITDA
	Three months ended			Six months ended
$’s in millions	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income (loss) before tax	$310.7	70.3	(72.5)	$381.0	(37.1)
Depreciation and depletion	41.2	38.8	35.4	80.0	52.5
Finance costs	11.8	8.7	11.4	20.5	18.3
Finance income	(0.2)	(0.4)	(0.4)	(0.6)	(0.6)
EBITDA	363.5	117.4	(26.0)	480.9	33.1
Non-cash share-based compensation	3.7	(0.1)	3.2	3.6	3.3
Unrealized (gain) loss on change in fair value of warrants	(24.0)	(33.3)	48.8	(57.3)	38.7
Unrealized loss (gain) on gold contracts	(0.6)	(42.1)	37.6	(42.7)	13.9
Unrealized loss (gain) on foreign exchange contracts	(19.0)	11.3	4.0	(7.6)	22.6
Unrealized foreign exchange (gains) losses	3.9	(0.9)	(5.1)	2.9	(12.6)
Transaction costs	1.9	-	-	1.9	-
Other expenses (income)(1)	(276.9)	8.2	0.7	(268.7)	6.2
Adjusted EBITDA	$52.4	60.5	63.4	$112.9	105.3

(1) Other income for the three and six months ended June 30, 2021 includes $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, and $45.4 million gain on sale of the Pilar mine.

36

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:
	Three months ended			Six months ended
$’s in millions	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Basic weighted average shares outstanding	295,027,749	242,576,291	227,940,632	268,946,914	182,970,592
Diluted weighted average shares outstanding	343,632,881	291,620,441	234,888,907	317,762,548	188,965,906
Net income (loss) attributable to Equinox Gold shareholders	$325.7	50.3	(77.8)	$376.1	(72.2)
Add (deduct):
Non-cash share-based compensation	3.7	(0.1)	3.2	3.6	3.3
Unrealized loss (gain) on change in fair value of warrants	(24.0)	(33.3)	48.8	(57.3)	38.7
Unrealized loss (gain) on gold contracts	(0.6)	(42.1)	37.6	(42.7)	13.9
Unrealized loss (gain) on foreign exchange contracts	(19.0)	11.3	4.0	(7.6)	22.6
Unrealized foreign exchange (gains) losses	3.9	(0.9)	(5.1)	2.9	(12.6)
Transaction costs	1.9	-	-	1.9	-
Other expenses (income)(1)	(276.9)	8.2	0.7	(268.7)	6.2
Unrealized foreign exchange (gains) losses recognized in deferred tax expense	(11.6)	3.0	(3.3)	(8.6)	16.2
Adjusted net (loss) income	3.1	(3.6)	8.3	(0.6)	16.2
Per share - basic ($/share)	$0.01	(0.02)	0.04	$(0.00)	0.09
Per share - diluted ($/share)	$0.01	(0.02)	0.04	$(0.00)	0.09
(1) Other income for the three and six months ended June 30, 2021 includes $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, and $45.4 million gain on sale of the Pilar mine.

37

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.
	June 30, 2021	March 31, 2021	December 31, 2020
Current portion of loans and borrowings	$26.6	20.0	13.3
Non-current loans and borrowings	522.9	527.3	531.9
Total debt	549.5	547.3	545.2
Less: Cash and cash equivalents (unrestricted)	(333.9)	(317.5)	(344.9)
Net debt	$215.6	229.8	200.3

38

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Accounting Matters
Significant accounting policies
Except as described below, the accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.
Foreign currency translation

The functional currency for each entity consolidated within the Company’s financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). Prior to the Premier Transaction, the functional currency for all entities in the consolidated group was the US dollar. Certain of the subsidiaries and joint operations acquired in the Premier Transaction, including Greenstone use the Canadian dollar.

For such subsidiaries or joint operation, foreign currency balances and transactions are translated into the US dollar presentation currency as follows:

•      Assets and liabilities are translated at the exchange rate prevailing at the date of the statement of financial position;

•      Revenues and expenses are translated as average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; and

•       Exchange gains and losses on translation are included in OCI.

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.

The effective date is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company adopted the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company reclassified $1.6 million of pre-commercial production net income from property, plant and equipment as at December 31, 2020 to the income statement of income (loss) for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation.

Presentation of finance fees and interest paid in statement of cash flows
Effective January 1, 2021, the Company made an accounting policy change to classify cash interest paid within the condensed consolidated statement of cash flows for the three and six months ended June 30, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the three and six month periods have been reclassified to conform with this change in accounting policy.
Joint arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

The Company’s interest in Greenstone is classified as a JO, whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Company consolidates its proportionate share of the JO’s assets, liabilities, revenues and expenses.

39

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Purchase price accounting measurement period adjustments

On March 10, 2020, the Company completed the Leagold Merger.

As of December 31, 2020, the Company completed its allocation of the purchase price to the fair value of assets acquired and liabilities assumed. Comparative figures for the three and six months ended June 30, 2020 have been recast to reflect measurement period adjustments to inventories, mineral properties, plant and equipment, reclamation obligations and deferred tax liabilities. As a result of these measurement period adjustments, the Company recognized an additional $16.7 million in operating expenses, $1.2 million in depreciation, and $2.8 million in tax expense for the three months ended June 30, 2020 from previously reported figures. For the six months ended June 30, 2020, the Company recognized an additional $23.6 million in operating expenses, $0.9 million in depreciation, and $3.4 million in tax expense from previously reported figures.

Use of judgements and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual consolidated financial statements for the year ended December 31, 2020 except as follows:
Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. Upon completion of the Premier Transaction, the Company determined that its 50% interest in Greenstone was a joint operation due to provisions in the limited partnership agreement which required unanimous approval of the partners regarding the relevant activities of Greenstone, and the fact that the partners had rights to the assets and obligations for the liabilities of Greenstone.

On April 16, 2021, upon acquisition of an incremental 10% interest in Greenstone, bringing the Company’s total interest in the project to 60%, the Company reassessed its conclusion on joint control. The Company determined that due to contractual sharing of control through the unanimous approval required of the partners, the Company’s investment in Greenstone remained a joint operation.

On April 28, 2021, upon sale of a portion of the Company’s shareholdings in Solaris, the Company’s interest in Solaris decreased to 19.9%. The Company determined that due to dilution of its interest, the Company no longer had significant influence and discontinued accounting for its interest using the equity method.

40

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2020.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During 2020, the Company did not maintain effective controls over the purchase price accounting related to the Leagold acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement, which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Remediation Plan
Management is implementing a remediation plan that includes strengthening of the controls by (i) allocating dedicated and specialised resources to document the policies and procedures around purchase price accounting, and (ii) internally communicating information necessary to support the function of internal control. Management believes adequate controls and documentary evidence over the determination of the fair value of acquired assets are being implemented for the Premier Transaction. While Management believes the actions being taken to improve the design and operating effectiveness of its internal controls will effectively remediate the material weakness, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company expects that the remediation of this material weakness will be completed before the end of 2021.
Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the material weakness remediation plan enhancements to the Company’s internal control over financial reporting as described above.

The Company assessed Leagold and Premier’s disclosure controls and procedures and internal control over financial reporting; however, in accordance with National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, because Leagold was acquired not more than 365 days before the end of December 31, 2020, and Premier was acquired on April 7, 2021, the Company has limited the scope of its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Leagold and Premier.

41

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Limitation of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes and Forward-looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and the Greenstone project; the duration, extent and other implications of blockades at Los Filos; the expectations for the Company’s investments in Solaris, i-80 Gold. and Pilar Gold; the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company’s operations; Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “on track”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the strengths, characteristics and potential of Equinox Gold following the Premier Transaction; Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos, Castle Mountain and Greenstone being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no additional labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the effect of the blockades and community issues on the Company’s production and cost estimates for Los Filos; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 19, 2021 and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

42

Management’s Discussion and Analysis For the three and six months ended June 30, 2021

Technical Information
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.

43